

11018888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III



SEC FILE NUMBER
8-34084 *07845*

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/10**   AND ENDING   **12/31/10**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Distributors LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

111 East Kilbourn Avenue, Suite 200

(No. and street)

Milwaukee   **Wisconsin**   **53202**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President   **(414) 765-8195**

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name — *if individual, state last, first, middle name*)

555 East Wells Avenue   **Milwaukee**   **WI**   **53202**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Distributors LLC as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JOHN H. DARLAND
NOTARY PUBLIC
STATE OF WISCONSIN

Name William J. Crain Jr.
Title Senior Vice President

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

M&I Distributors LLC

(SEC I.D. 8-67845)

Financial Statements as of and for the
Year Ended December 31, 2010,
Supplemental Schedules as of December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
Suite 1400
555 East Wells Street
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
M&I Distributors LLC
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of M&I Distributors LLC (the "Company"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2010, and the related statements of income, cash flows, and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2011

Member of
Deloitte Touche Tohmatsu Limited

M&I DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 187,349
ACCOUNTS RECEIVABLE	25,953
PREPAID EXPENSES	18,334
TOTAL	$ 231,636

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	$ -
MEMBER'S CAPITAL	231,636
TOTAL	$ 231,636

See notes to financial statements.

M&I DISTRIBUTORS LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:	
Service fees from affiliate	$ 256,873
Interest	19
Total revenue	256,892
EXPENSES:	
Management service fees to affiliate	120,000
Other	52,520
Total expenses	172,520
INCOME BEFORE TAXES	84,372
PROVISION FOR TAXES	20,764
NET INCOME	$ 63,608

See notes to financial statements.

M&I DISTRIBUTORS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2010	$110,000	$ 58,028	$168,028
Net income		63,608	63,608
BALANCE — December 31, 2010	$110,000	$121,636	$231,636

See notes to financial statements.

M&I DISTRIBUTORS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:	
Net income	$ 63,608
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts receivable	13,834
Decrease in prepaid expenses	656
Decrease in accrued expense	(11,766)
NET INCREASE IN CASH AND CASH EQUIVALENTS	66,332
CASH AND CASH EQUIVALENTS:	
Beginning of year	121,017
End of year	$ 187,349
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Income taxes paid during year	$ 39,023

See notes to financial statements.

M&I DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — M&I Distributors LLC (the "Company") is a wholly owned subsidiary of Marshall & Ilsley Corporation (M&I) and was formed on October 4, 2007. The Company is organized as a Wisconsin limited liability company. The first capital contribution was made on December 19, 2007, from its sole member, M&I. The Company was registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective July 2, 2008. It filed its first FOCUS report in September 2008 after receiving final FINRA approval and beginning operations.

The Company acts as a mutual fund distributor.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents include investments in money market mutual funds. As of December 31, 2010, $177,078 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2010, $10,271 was invested in M&I demand deposit accounts.

The Company has adopted the Fair Value Measurements and Disclosures topic of the FASB Accounting Standards Codification. As of December 31, 2010, the Company's Money Market Mutual Fund is classified as Level 1, as this money market fund is a registered fund with a daily price quoted.

Revenue Recognition — Service fees from affiliates include fees paid by M&I to the Company for its distribution of M&I's mutual funds, as well as its review of advertising materials prepared by M&I regarding its mutual funds. Revenue is recorded as services are performed.

Income Taxes — The Company is included in the consolidated income tax returns of M&I. M&I charges or credits the Company for its share of its consolidated income tax liability attributable to the Company's taxable income or loss as if the Company filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

2. TRANSACTIONS WITH RELATED PARTIES

The Company has management and services agreements that govern certain related party arrangements with M&I affiliates, whereby the Company receives revenue for acting as the distributor of the Marshall Funds. In addition, the Company pays a engagement services fee to M&I Financial Advisors for program management. In 2010, the Company recorded the following transactions with M&I affiliates:

	Revenue (Expense)
Service fees	$ 256,873
Management service fees	(120,000)

These transactions may not be reflective of those that would have been incurred between unrelated parties.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the SEC that requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2010, the Company's aggregate indebtedness was $0, and net capital, as defined, was $183,806, which was in excess of the required net capital of $5,000.

The Company is exempt from the requirements of Rule 15c3-3 of the SEC, the customer protection rule, under subparagraph (k)(1).

4. INCOME TAXES

The Company is included in the consolidated income tax returns of M&I, which files its income tax returns in the United States and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal taxing authorities for taxable years before 2009 and state taxing authorities for taxable years before 2007.

During the year ended December 31, 2010, there were no unrecognized tax benefits. The Company does not anticipate that within twelve months of December 31, 2010, the total amount of unrecognized tax benefits will significantly increase due to any separate tax position.

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

As of December 31, 2010, the Company had no deferred taxes.

The current income tax provision for the year ended December 31, 2010, is as follows:

Current:	
Federal	$ 20,764
State	-
Total provison for taxes	$ 20,764

5. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through February 24, 2011, the date the financial statements were issued.

On December 17, 2010, M&I and Bank of Montreal (BMO) announced that they had entered into a definitive agreement under which BMO will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction. The transaction, which has been approved by M&I's Board of Directors and the Board of Directors of BMO, is expected to close prior to July 31, 2011, subject to customary closing conditions, including regulatory approvals and approval by M&I's shareholders.

* * * * * *

SUPPLEMENTAL SCHEDULES

M&I DISTRIBUTORS LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2010

MEMBER'S CAPITAL	$231,636
NONALLOWABLE ASSETS:	
Receivables from affiliates	23,210
Other nonallowable assets	21,078
Total nonallowable assets	44,288
NET CAPITAL BEFORE SECURITIES HAIRCUTS	187,348
HAIRCUTS ON SECURITIES	3,542
NET CAPITAL	$183,806
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ -
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$178,806
EXCESS NET CAPITAL AT 1000%	$177,806
TOTAL AGGREGATE INDEBTEDNESS	$ -
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%

The amount of net capital in this Schedule g is in agreement in all material respects with the unaudited Focus Report, Part IIA FORM X-17A-5, filed by the Company on January 18, 2011.

M&I DISTRIBUTORS LLC

EXEMPTIVE PROVISION UNDER RULE 15C3-3
AS OF DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(1).

Deloitte.

Deloitte & Touche LLP
Suite 1400
555 East Wells Street
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

February 24, 2011

To the Board of Directors of
M&I Distributors LLC:

In planning and performing our audit of the financial statements of M&I Distributors LLC (the
"Company"), a wholly owned subsidiary of Marshall & Ilsley Corporation, as of and for the year ended
December 31, 2010 (on which we issued our report dated February 24, 2011, and such report expressed
an unqualified opinion on those financial statements), in accordance with auditing standards generally
accepted in the United States of America, we considered the Company's internal control over financial
reporting ("internal control") as a basis for designing our auditing procedures for the purpose of
expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made
a study of the practices and procedures followed by the Company, including consideration of control
activities for safeguarding securities. This study included tests of compliance with such practices and
procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to customer securities, we did
not review the practices and procedures followed by the Company in making the quarterly securities
examinations, counts, verifications, and comparisons, and the recordation of differences required by
Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods
is subject to the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP